UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Autolus Therapeutics plc

(Name of Issuer)

American Depositary Shares, each representing one ordinary share, nominal value $0.000042 per share, and ordinary shares, nominal value $0.000042 per share

(Title of Class of Securities)

05280R100**

(CUSIP Number)

September 5, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 05280R100 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the Nasdaq Global Select Market under the symbol “AUTL.” Each ADS represents 1 Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 05280R100

(1)	Names of Reporting Persons PPF Cyprus Management Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 8,648,223*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 8,648,223*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,648,223*
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 19.2%**
(12)	Type of Reporting Person (See Instructions) CO

*	Consists of 8,648,223 American Depositary Shares representing Ordinary Shares with a nominal value of $0.000042 per share (the “ADSs”), of Autolus Therapeutics plc (the “Issuer”) held of record by the reporting person.

**

This percentage is calculated based on information set forth in the Issuer’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on August 8, 2019, according to which there were 44,981,860 ordinary shares outstanding as of June 30, 2019.

CUSIP No.: 05280R100

(1)	Names of Reporting Persons Petr Kellner
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 8,648,223*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 8,648,223*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,648,223*
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 19.2%**
(12)	Type of Reporting Person (See Instructions) IN

*	Consists of 8,648,223 ADSs representing Ordinary Shares of the Issuer held of record by PPF Cyprus Management Limited (“PPF Cyprus”). See Item 4 of the Schedule 13G for information on the reporting person’s indirect beneficial ownership of the ADSs.

**

This percentage is calculated based on information set forth in the Issuer’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on August 8, 2019, according to which there were 44,981,860 ordinary shares outstanding as of June 30, 2019.

CUSIP No.: 05280R100

(1)	Names of Reporting Persons PPF Group N.V.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 8,648,223*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 8,648,223*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,648,223*
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 19.2%**
(12)	Type of Reporting Person (See Instructions) CO

*	Consists of 8,648,223 ADSs representing Ordinary Shares of the Issuer held of record by PPF Cyprus. See Item 4 of the Schedule 13G for information on the reporting person’s indirect beneficial ownership of the ADSs.

**

This percentage is calculated based on information set forth in the Issuer’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on August 8, 2019, according to which there were 44,981,860 ordinary shares outstanding as of June 30, 2019.

Item 1(a).	Name of Issuer. The name of the issuer is Autolus Therapeutics plc (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices. The address of the principal executive offices of the Issuer is Forest House, 58 Wood Lane, White City, London W12 7RZ, United Kingdom.
Item 2(a).

Name of Person Filing.
This Schedule 13G is filed on behalf of Petr Kellner, PPF Group N.V., a company organized and existing under the laws of the Netherlands (“PPF Group”) and PPF Cyprus Management Limited, a company organized and existing under the laws of Cyprus (“PPF Cyprus”) (each a “Reporting Person” and, collectively, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office or, if none, Residence.
The address of the principal office of Petr Kellner is c/o PPF a.s., Evropská 2690/17, P.O. Box 177, 160 41 Prague 6, Czech Republic. The address of the principal office of PPF Group is Strawinskylaan 933, 1077XX Amsterdam, The Netherlands. The address of the principal office of PPF Cyprus is Athienitis Centennial Building, Office 603, 48, Themistokli Dervi Street, 1066 Nicosia, Cyprus.

Item 2(c).	Citizenship. Petr Kellner is a Czech citizen. PPF Group is organized under the laws of the Netherlands. PPF Cyprus is organized under the laws of Cyprus.
Item 2(d).

Title of Class of Securities.
This Schedule 13G relates to the Ordinary Shares, nominal value $0.000042 per share (the “Ordinary Shares”) represented by American Depositary Shares (the “ADSs”), each of which represents one Ordinary Share of the Issuer.

Item 2(e).	CUSIP No. The CUSIP number of the Issuer is 05280R100.

Item 3.

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________.

Item 4.	Ownership.
Each Reporting Person:
	(a)	Amount beneficially owned: 8,648,223
	(b)	Percent of class: 19.2%
	(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 8,648,223
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 8,648,223

This Schedule 13G is being filed jointly by Petr Kellner, PPF Group and PPF Cyprus. The Reporting Persons have signed a joint filing agreement pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, which is filed as Exhibit 99.4 hereto. The sole member of PPF Cyprus is PPF Group, which is ultimately beneficially owned by Petr Kellner.

Each of the Reporting Persons disclaims beneficial ownership in all ADSs represented by Ordinary Shares reported herein, except to the extent of such Reporting Person’s respective pecuniary interest therein. All share percentage calculations in this Schedule 13G are based on information set forth in the Issuer’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on August 8, 2019, according to which there were 44,981,860 ordinary shares outstanding as of June 30, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following: ☐

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2019

PETR KELLNER

/s/ Lubomír Král
By:	Lubomír Král
Title:	Attorney-in-Fact

PPF GROUP N.V.

/s/ Lubomír Král
By:	Lubomír Král
Title:	Attorney-in-Fact

PPF CYPRUS MANAGEMENT LIMITED

/s/ Lubomír Král
By:	Lubomír Král
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
99.1	Power of Attorney of Petr Kellner, dated as of September 11, 2019.
99.2	Power of Attorney of PPF Cyprus Management Limited, dated as of September 11, 2019.
99.3	Power of Attorney of PPF Group N.V., dated as of September 12, 2019.
99.4	Joint Filing Agreement, dated as of September 16, 2019, by and among the Reporting Persons.